FLORA GROWTH CORP
365 BAY STREET
SUITE 800
TORONTO, ONTARIO M5H 2V1
CANADA

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Management recommends you vote FOR the following:

1. Election of Directors

Nominees

	For	Against	Abstain
1A Luis Merchan	☐	☐	☐
1B John Timothy Leslie	☐	☐	☐
1C Dr. Beverley Richardson	☐	☐	☐
1D Juan Carlos Gomez Roa	☐	☐	☐
1E Dr. Annabelle Morgan	☐	☐	☐
1F Marc Mastronardi	☐	☐	☐
1G Brandon Konigsberg	☐	☐	☐

Management recommends you vote FOR proposals 2, 3 and 4.

	For	Against	Abstain
2 Consider, and if thought fit, re-appoint Davidson & Company LLP an independent registered public accounting firm as auditors of the Corporation for the fiscal year ending December 31, 2022, and authorize the directors to fix their remuneration	☐	☐	☐
3 Consider, and if thought fit, approve by ordinary resolution the Corporation's 2022 incentive compensation plan	☐	☐	☐
4 Consider, and if thought fit, approve, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular, confirming and ratifying the repeal of all existing by-laws of the Corporation and the confirmation of a new by-law no. 1-A of the Corporation	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000574086_1 R1.0.0.24

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Offering Circular, Audited Financial Statements are available at www.proxyvote.com

FLORA GROWTH CORP
Annual Meeting of Shareholders
July 5, 2022 9:00 AM
This proxy is solicited by Management

The shareholders hereby appoint Luis Merchan and Matthew Cohen, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of FLORA GROWTH CORP that the shareholders are entitled to vote at the Annual Meeting of shareholders to be held at 09:00 AM, EST on July 5, 2022, at the Corporation's offices at 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, FL 33312, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with Management's recommendations.

0000574086_2 R1.0.0.24

Continued and to be signed on reverse side